Exhibit 99.2

Pactera Announces Resignation of CFO

Beijing, August 19, 2013 - Pactera Technology International Ltd. (Nasdaq: PACT) (“Pactera” or the “Company”), a global consulting and technology services provider strategically headquartered in China, today announced that Sidney Huang, Chief Financial Officer, will be leaving the Company effective September 15, 2013, to accept a senior executive position at a leading player in the fast-growing Internet sector in China. Upon Mr. Huang’s departure, Helena Chen, the Company’s Senior Vice President and Corporate Controller, will serve as the interim CFO until a successor is named. To ensure a smooth transition, Mr. Huang will remain as an advisor to the Company for an extended period after the initial transition.

“We are sorry to see Sidney leave but happy for him to have this unique career opportunity.” Mr. Tiak Koon Loh, Chief Executive Officer of Pactera, stated, “Sidney has made many significant and milestone contributions to bring VIT and thereby PACT to where we are today. We salute him and thank him from the bottom of our heart.”

Mr. Huang stated, “It’s been an honor to have served Pactera and the former VanceInfo over the past 7 years. Pactera has a bright future, and I wish the team all the best.”

Ms. Chen joined the Company in 2007 and has taken the role of Corporate Controller since 2008. She was promoted to Vice President of Finance in 2011 and Senior Vice President of Finance in 2012. From 2001 to 2007, Ms. Chen worked as an auditor at Deloitte Touche Tohmatsu in Beijing.

About Pactera

Pactera Technology International Ltd. (NASDAQ: PACT), formed by a merger of equals between HiSoft Technology International Limited and VanceInfo Technologies Inc., is a global consulting and technology services provider strategically headquartered in China. Pactera provides world-class business / IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore and Malaysia. Pactera’s comprehensive services include business and technology advisory, enterprise application services, business intelligence, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com.

Safe Harbor: Forward-Looking Statements

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements, as well as the consideration of the going private proposal and the impact on the Company resulting from the success or failure of that proposal. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Pactera’s control, which may cause Pactera’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, the Company’s dependence on a limited number of clients for a significant portion of its revenues, uncertainty relating to its clients’ forming or plan to form joint venture with the Company’s competitors, the economic slowdown in its principal geographic markets, the quality and portfolio of its service lines and industry expertise, and the availability of a large talent pool in China and inflation of qualified professionals’ wages, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks, uncertainties or factors is included in Pactera’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release is as of the date of this news release, and Pactera does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Tracy Zhou

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-5987 5138

E-mail: ir@pactera.com